UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

GDS Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    36165L108

1	NAMES OF REPORTING PERSONS Singapore Technologies Telemedia Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 296,137,689(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 296,137,689(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,137,689(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 40.9%(2)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 4 of this Schedule.
(2)	Based on 723,661,747 Class A Ordinary Shares, par value $0.00005 per share (“Class A Shares”), which is the sum of (a) 692,418,707 Class A Shares issued and outstanding as of December 31, 2016, based on information provided by the Issuer, and (b) 31,243,040 Class A Shares issuable upon conversion of $50.0 million principal amount of convertible bonds issued by the Issuer on January 29, 2016 (the “Convertible Bonds”), as of December 31, 2016, and deemed to be beneficially owned by the Reporting Persons.
(3)	Based on information provided by the Issuer, 67,590,336 Class B Ordinary Shares (“Class B Shares”) were issued and outstanding as of December 31, 2016. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 14.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of December 31, 2016. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 37.4% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of December 31, 2016. Class B Shares are convertible into Class A Shares.

CUSIP No.    36165L108

1	NAMES OF REPORTING PERSONS STT Communications Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 296,137,689(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 296,137,689(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,137,689(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 40.9%(2)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 4 of this Schedule.
(2)	Based on 723,661,747 Class A Shares, which is the sum of (a) 692,418,707 Class A Shares issued and outstanding as of December 31, 2016, based on information provided by the Issuer, and (b) 31,243,040 Class A Shares issuable upon conversion of $50.0 million principal amount of the Convertible Bonds, as of December 31, 2016, and deemed to be beneficially owned by the Reporting Persons.
(3)	Based on information provided by the Issuer, 67,590,336 Class B Shares were issued and outstanding as of December 31, 2016. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 14.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of December 31, 2016. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 37.4% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of December 31, 2016. Class B Shares are convertible into Class A Shares.

CUSIP No.    36165L108

1	NAMES OF REPORTING PERSONS STT GDC Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 296,137,689(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 296,137,689(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,137,689(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 40.9%(2)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 4 of this Schedule.
(2)	Based on 723,661,747 Class A Shares, which is the sum of (a) 692,418,707 Class A Shares issued and outstanding as of December 31, 2016, based on information provided by the Issuer, and (b) 31,243,040 Class A Shares issuable upon conversion of $50.0 million principal amount of the Convertible Bonds, as of December 31, 2016, and deemed to be beneficially owned by the Reporting Persons.
(3)	Based on information provided by the Issuer, 67,590,336 Class B Shares were issued and outstanding as of December 31, 2016. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 14.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of December 31, 2016. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 37.4% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of December 31, 2016. Class B Shares are convertible into Class A Shares.

Item 1(a).	Name of Issuer:

GDS Holdings Limited, a Cayman Islands company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2/F, Tower 2, Youyou Century Place

428 South Yanggao Road

Pudong, Shanghai 200127

People’s Republic of China

Item 2(a).	Name of Person Filing:

(i)	Singapore Technologies Telemedia Pte Ltd, a company organized under the laws of the Republic of Singapore (“ST Telemedia”).
(ii)	STT Communications Ltd, a company organized under the laws of the Republic of Singapore (“STTC”) and a wholly-owned subsidiary of ST Telemedia.
(iii)	STT GDC Pte. Ltd., a company organized under the laws of the Republic of Singapore (“STT GDC”) and a wholly-owned subsidiary of STTC.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of ST Telemedia and STTC is 1 Temasek Avenue, #33-01, Millenia Tower, Singapore 039192. The address of the principal business office of STT GDC is 3 Temasek Avenue, #28-01, Centennial Tower, Singapore 039190.

Item 2(c).	Citizenship:

Each of ST Telemedia, STTC and STT GDC is a company organized under the laws of the Republic of Singapore.

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value $0.00005 per share.

Item 2(e).	CUSIP Number:

36165L108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2016, STT GDC directly owned 264,894,649 Class A Shares and $50.0 million principal amount of the Convertible Bonds, up to 100% of which (in multiples of $10.0 million), together with interest accrued as of December 31, 2016 at a simple rate of five per cent (5%) per annum calculated daily on a 180/360 day basis, are convertible into 31,243,040 Class A Shares at a set conversion price of $1.675262 per share (subject to adjustments arising from any share consolidation, sub-division or distributions by way of shares) at any time through December 30, 2019. In light of the conversion features, STT GDC is deemed to beneficially own the 31,243,040 Class A Shares issuable upon conversion of the Convertible Bonds as of December 31, 2016.

Accordingly, as of December 31, 2016, STT GDC is deemed to have beneficially owned 296,137,689 Class A Shares.

STT GDC is wholly-owned by STTC, which in turn is wholly-owned by ST Telemedia. Accordingly, as of December 31, 2016, STTC and ST Telemedia may each be deemed to have beneficially owned the 296,137,689 Class A Shares deemed to be beneficially owned by STT GDC.

(b)	Percent of class:

As of December 31, 2016, the Class A Shares that may be deemed to have been beneficially owned by each of STT GDC, STTC and ST Telemedia constituted approximately 40.9% of the Class A Shares outstanding.

The percentage calculation is based on 723,661,747 Class A Shares, which is the sum of (a) 692,418,707 Class A Shares issued and outstanding as of December 31, 2016, based on information provided by the Issuer, and (b) 31,243,040 Class A Shares issuable upon conversion of $50.0 million principal amount of the Convertible Bonds, as of December 31, 2016, and deemed to be beneficially owned by the Reporting Persons.

Based on information provided by the Issuer, 67,590,336 Class B Shares were issued and outstanding as of December 31, 2016. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 14.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of December 31, 2016. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 37.4% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of December 31, 2016. Class B Shares are convertible into Class A Shares.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Class A Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

ST Telemedia: 296,137,689

STTC: 296,137,689

STT GDC: 296,137,689

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

ST Telemedia: 296,137,689

STTC: 296,137,689

STT GDC: 296,137,689

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 10, 2017	SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

	By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

Dated: February 10, 2017	STT COMMUNICATIONS LTD

	By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

Dated: February 10, 2017	STT GDC PTE. LTD.

	By:	/s/ Bruno Lopez
Name: Bruno Lopez
Title: Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated February 10, 2017, among Singapore Technologies Telemedia Pte Ltd, STT Communications Ltd and STT GDC Pte. Ltd.

Exhibit A

JOINT FILING AGREEMENT

We, the signatories of this Statement on Schedule 13G to which this Agreement is attached, hereby agree that such Statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: February 10, 2017	SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

	By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

Dated: February 10, 2017	STT COMMUNICATIONS LTD

	By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

Dated: February 10, 2017	STT GDC PTE. LTD.

	By:	/s/ Bruno Lopez
Name: Bruno Lopez
Title: Director